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                                November 18, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-0508

     Re:  Grosvenor Registered Multi-Strategy Fund (TE), LLC
          (file number not yet assigned)

Ladies and Gentlemen:

          On behalf of Grosvenor Registered Multi-Strategy Fund (TE), LLC (the "Fund"), we are transmitting for filing with the Securities and Exchange Commission (the "Commission"), pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), the Fund's Registration Statement on Form N-2 (the "Registration Statement"). The Fund is NOT registering its limited liability company interests ("Interests") under the Securities Act of 1933, as amended.

          The Fund is registering under the 1940 Act as a closed-end, diversified, management investment company. The Fund's primary investment objectives are to provide investors (i) an attractive, long-term rate of return, on an absolute as well as a risk-adjusted basis, (ii) low performance volatility and (iii) minimal correlation with the equity and fixed income markets. In pursuing its investment objectives, the Fund will invest substantially all of its assets in Grosvenor Multi-Strategy Offshore Fund, Ltd. (the "Offshore Fund"). The Offshore Fund, in turn, will invest substantially all of its assets in Grosvenor Registered Multi-Strategy Master Fund, LLC (the "Master Fund"), a Delaware limited liability company that is also registered under the 1940 Act. The Master Fund has the same investment objectives and substantially the same investment policies as those of the Fund. As a fund of hedge funds, the Master Fund pursues its objectives principally through a multi-manager, multi-strategy program of investment in a diverse group of private investment funds, managed by a select group of alternative asset managers.

          Interests will be offered only to prospective investors who are both "accredited investors" as defined in Regulation D under the Securities Act of 1933, as amended and "qualified clients" as defined in Rule 205-3(d)(1) under the Investment Advisers Act of 1940, as amended. Additionally, Interests are being sold only to persons who are also a "Permitted U.S. Person," which is a U.S. person within the meaning of the U.S. Internal Revenue Code of 1986, as amended, that is exempt from payment of U.S. Federal income taxes (a "Tax-Exempt U.S. Person"), or an entity, substantially all of the ownership interests in which are held by Tax-Exempt U.S. Persons.

Securities and Exchange Commission
November 18, 2009
Page 2


          Please call me at (212) 756-2192 with any comments on the Registration Statement or if you have any questions regarding this filing.

          Thank you for your assistance regarding this matter.

                                        Very truly yours,


                                        /s/ Karen L. Spiegel
                                        ----------------------------------------
                                        Karen L. Spiegel

cc:  Marina Belaya